UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of MAY, 2006.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:  May 3, 2006                         /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Director and CFO


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                               HALO RESOURCES LTD.
                             #1280 - 625 HOWE STREET
                              VANCOUVER, BC V6C 2T6
                    TEL: (604) 484-0068 FAX: (604) 484-0069
                    TSXV SYMBOL: HLO      OTCBB SYMBOL: HLOSF
                             FRANKFURT EXCHANGE: HRL
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           HALO SIGNS AIRBORNE EM SURVEY CONTRACT FOR SHERRIDON AREA


VANCOUVER, BRITISH COLUMBIA--( May 3, 2006) - Mr. Marc Cernovitch, President and CEO of Halo Resources Ltd. (TSX VENTURE:HLO)(TSX VENTURE:HLO.WT.A)(TSX VENTURE:HLO.WT.B)(OTCBB:HLOSF)(FWB:HRL), is pleased to announce that Halo has awarded the contract for a 2684 km airborne electromagnetic survey of the Sherridon VMS Property to Geotech Ltd. The Sherridon property is located 70 km northeast of Hudbay's Flin Flon mining and metallurgical complex in Manitoba.

Halo's Sherridon VMS Property now comprises a land package of 18,822 ha in the Sherridon volcanic massive sulphide (VMS) district. This includes the most recently staked northwestern extension of the Meat Lake synform. The property package includes several copper-zinc deposits and is considered by Halo to be highly prospective for new VMS discoveries. Because of good road and railroad access most parts of the property can be drilled year round.

The helicopter borne survey by Geotech includes a latest technology Time Domain System (VTEM) and a high-resolution cesium magnetometer. The survey will be flown with an Astar BA+ helicopter or equivalent. It will cover Halo's entire Sherridon property at a flight line spacing of 100 m for a total of 2684 line km. Mobilization will be in May 2006. The survey will be flown in eleven different blocks to achieve optimal coupling in this structurally complex area. Geotech's VTEM system effectively uses recent research results in precision electromagnetic measurements. The very low noise levels, together with increased transmitter dipole moment, contribute to the system's high performance with regard to high spatial resolution, deep penetration, best resistivity discrimination and detection of weak anomalies.

Preliminary results will be prepared progressively throughout the actual survey flying. Standard preliminary products are expected within two weeks after completion of the survey. The final report and maps are expected eight weeks after completion of the preliminary products.

The deep-penetrating and high resolution VTEM survey, together with HBED's 1996 SPECTREM survey results, will form a strong regional geophysical database upon which a large part of Halo's 2006-07 follow-up exploration drilling program will be built.

The Sherridon and Meat Lake volcanic complex is related to the Snow Lake volcanic belt which is a prolific VMS style copper-zinc producer. The exploration potential of the Sherridon area is regarded by Halo to be as high as in the Snow Lake camp.

Halo started to build its ground position at Sherridon in the fall of 2005 when large tracts of high potential ground were open for staking. This coincided with the Government of Manitoba removing the looming threat of environmental liability from historic mining activities by granting to Halo acknowledgement that Halo is not statutorily liable for historic environmental contamination. Also in 2005, the Government released 2800 confidential assessment reports for the Province and many of these reports contain important geophysical and geological information on Halo's Sherridon property.



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Sherridon's infrastructure includes a railway line, an all weather 78 km road to provincial hwy 10, a power line and a communication tower. Sherridon is therefore well linked to the Hudson Bay Mining and Smelting Co. Ltd. (HBMS) Flin Flon mining/metallurgical complex approximately 70 km to the southwest.

Halo's Sherridon property represents an overturned dome structure underlain by high grade metamorphic volcanic rocks. The property includes eight Cu-Zn sulphide deposits. The largest one is the VMS style Sherritt-Gordon ore body which produced 7.7 million tonnes of copper-zinc ore. The other significant but undeveloped VMS style deposits include the Bob, Jungle and Park. The three less well defined deposits are Cold, Fidelity and Ake.

Jungle Deposit

The Jungle was discovered in 1958 by Hudson Bay Exploration & Development Co. Ltd. and was tested with 43 drill holes to a depth of 430 metres and including one hole intersecting 10.6 m of 1.87% Cu and 0.78% Zn. The main zone, with an average true thickness of 5.6 metres, strikes east-west for about 365 metres, dips to the north from the surface at 40 degrees and plunges about 35 degrees to the northeast. The drill data are currently being evaluated to produce a 43-101 compliant resource estimate.

Park  Deposit

Discovered in 1959 by Hudson Bay Exploration & Development Co. Ltd. from a surface exploration program, the deposit was tested to a depth of 300 metres with 16 drill holes. Only three holes have been drilled to test the deposit below 300 metres depth with the deepest hole, DH 65, drilled in 1981 and returning 18.5 metres at 0.74% copper and 2.0% zinc at a depth of approximately 600 m. The zone strikes east/west for about 366 metres, dips from the surface at 45 degrees to the north and plunges about 50 degrees to the northeast. A re-evaluation of results is underway to produce a 43-101 compliant resource estimate and to develop a drill program to locate a higher grade and larger extension of the Park deposit along strike and at depth.

Additional information on all known deposits and mineralized zones can be found in the the January 31, 2006 NI 43-101 technical report and can be accessed via the Halo website www.halores.com.

Qualified Person

Eckart Buhlmann, a principal of Buhlmann & Associates Inc. and a "qualified person" as defined in NI 43-101, has reviewed this news release and has verified the technical information provided herein.

Cooperation with other Parties

Hudson Bay Exploration and Development Company Limited (HBED) has granted Halo the right to acquire a 100% interest in the Jungle and Park copper-zinc deposits



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(March 22, 2006 News Release) and Halo  anticipates  that  following  successful exploration, the two parties will work in close co-operation to advance these deposits towards development and production as rapidly as possible.

Halo Resources Ltd.

Halo is a Canadian-based resource company focused on the acquisition of near production base and precious base metal deposits. Currently the Company owns or has an interest in 4 projects: Duport, which is an advanced stage gold project; Bachelor Lake, which is a gold exploration project, Quarter Moon which is a grass roots gold project, and the Sherridon project, which is a grass roots VMS project. The Company is operated by an experienced management team and backed by a strong network of mining financiers. The Company's growth strategy is to develop a diversified portfolio of advanced mining projects.

ON BEHALF OF THE BOARD

/s/  Marc Cernovitch

Marc Cernovitch, President and CEO

Except for the historical statements contained herein, this news release presents "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation that involve inherent risks and uncertainties. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold and other minerals and metals, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Halo to be materially


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different from those  expressed or implied by such  forward-looking  statements, including but not limited to: risks related to the integration of acquisitions; risks related to joint venture operations; actual results of current exploration
activities;   actual  results  of  current  or  future  reclamation  activities;
conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other minerals and metals; possible variations in ore reserves, grade or recovery rates; failure of equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals or financing or in the completion of development or construction activities. Although the management and officers of Halo Resources Ltd. believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions and have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Halo does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Trading
in  the  securities  of  Halo  Resources  Ltd.   should  be  considered   highly
speculative.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

FOR  FURTHER INFORMATION PLEASE CONTACT:

        Halo Resources Inc.
        Marc Cernovitch
        President & CEO
        (604)  484-0068  or  Toll  Free:   1-866-841-0068
        Fax:  (604)  484-0069
        mcernovitch@halores.com
        www.halores.com



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